SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

MAXWELL SHOE COMPANY INC.

(Name of Subject Company)

MAXWELL SHOE COMPANY INC.

(Name of Person Filing Statement)

Class A Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

577766108

(CUSIP Number of Class of Securities)

Mark J. Cocozza

Chairman and Chief Executive Officer

Maxwell Shoe Company Inc.

101 Sprague Street, P.O. Box 37, Readville (Boston), MA 02137-0037

(617) 364-5090

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copies To:

Jonathan K. Layne, Esq. Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 (310) 552-8500	Dennis J. Friedman, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

The purpose of this amendment is to amend and supplement Items 1, 3 and 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Maxwell Shoe Company Inc. (the “Company”) on March 29, 2004 and subsequently amended on April 1, 2004 and April 8, 2004 (as amended, the “Schedule 14D-9”).

Item 1.    Subject Company Information

Item 1 is hereby amended by deleting Item 1(b) and replacing it with the following to reflect the exercise of stock options by certain non-participant employees of the Company and the granting of certain non-employee stock options as part of the Company’s standard annual grant of stock options to its non-employee directors, pursuant to the Company’s 2003 Stock Incentive Plan, since March 29, 2004:

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A Common Stock, par value $.01 per share (together with the associated preferred stock purchase rights), of which there were 14,861,431 shares outstanding as of April 12, 2004, with an additional 2,281,082 shares reserved for issuance under the Company’s equity compensation plans, of which 1,757,527 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options issued pursuant to such plans.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended by deleting the section entitled “Cash Consideration Payable Pursuant to the Merger” and replacing it with the following to reflect the granting of certain non-employee stock options, as part of the Company’s standard annual grant of stock options to its non-employee directors pursuant to the Company’s 2003 Stock Incentive Plan, since March 29, 2004:

Cash Consideration Payable Pursuant to the Merger

As of April 12, 2004, the directors and executive officers of the Company held options to purchase 1,458,277 shares of Common Stock, 956,502 of which were vested and exercisable as of that date, with exercise prices ranging from $3.83 to $22.58 and an aggregate weighted average exercise price of $9.41 per share. Immediately prior to a change of control of the Company such as would occur if the Offer is consummated, 502,275 unvested options to purchase Common Stock held by directors and executive officers will fully vest and will terminate upon the consummation of a change of control. If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $20.00 and the exercise price of the options.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended by adding the following new paragraph after the last bullet point in the section entitled “Reasons for the Recommendation of the Board” under Item 4(b):

All of the factors enumerated above are reasons that support the Board’s decision to recommend that the stockholders of the Company reject the Offer and not tender their shares to MSCAC pursuant to the Offer.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAXWELL SHOE COMPANY INC.
Date: April 12, 2004	By:	/s/ Mark J. Cocozza Mark J. Cocozza
	Title:	Chairman of the Board and Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.		Document

(a	)(1)	Press Release issued by Maxwell Shoe Company Inc. on March 29, 2004 (1)

(a	)(2)	Letter, dated March 29, 2004 to Maxwell Shoe Company Inc.’s stockholders (1)

(a	)(3)	Letter, dated March 30, 2004 to Maxwell Shoe Company Inc.’s employees (1)

(a	)(4)	Press Release issued by Maxwell Shoe Company Inc. on April 1, 2004 (2)

(a	)(5)	Complaint filed by Maxwell Shoe Company Inc. on April 1, 2004 in the United States District Court for the District of Massachusetts (2)

(a	)(6)	Script from a portion of the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(7)	Slides from the management presentation at the 2004 Annual Meeting of Stockholders, held by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(a	)(8)	Press Release issued by Maxwell Shoe Company Inc. on April 8, 2004 (3)

(e	)(1)	Excerpts from Maxwell Shoe Company Inc.’s Annual Report on Form 10-K for the Fiscal Year Ended October 31, 2003 (1)

(e	)(2)	Excerpts from Maxwell Shoe Company’s Definitive Proxy Statement, dated as of February 27, 2004, relating to the 2004 Annual Meeting of Stockholders (1)

(e	)(3)	Amendment No. 2 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and Mark J. Cocozza (1)

(e	)(4)	Amendment No. 1 to Employment Agreement, dated as of March 26, 2004, between Maxwell Shoe Company Inc. and James J. Tinagero (1)

(e	)(5)	Maxwell Shoe Company Inc. Management Retention Plan (1)

(e	)(6)	Agreement, dated as of July 9, 1999 between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 10.21 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2001 (portions of the Exhibit have been omitted pursuant to a request for confidential treatment)) (1)

(e	)(7)	Amendment to Agreement between ANNE KLEIN, a division of Kasper A.S.L., Ltd., B.D.S., Inc., Lion Licensing, Ltd. and Maxwell Shoe Company Inc. dated March 19, 2002 (incorporated by reference to Exhibit 10.18 to Maxwell Shoe Company Inc.’s Form 10-K for the Fiscal Year Ended October 31, 2002) (1)

(g	)	Not applicable

(1)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Schedule 14D-9 filed with the Securities and Exchange Commission on March 29, 2004.
(2)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 1 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 1, 2004.
(3)	Previously filed as an exhibit to Maxwell Shoe Company Inc.’s Amendment No. 2 to Schedule 14D-9 filed with the Securities and Exchange Commission on April 8, 2004.